UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38278

Jianpu Technology Inc.

21/F Internet Finance Center,

Danling Street, Beijing

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Resignation of Mr. Jiayan Lu as Chief Operating Officer

Mr. Jiayan Lu has resigned as chief operating officer of Jianpu Technology Inc. (the “Company”), effective June 30, 2022. Mr. Lu will continue to serve as a director of the Company. The Company will also retain Mr. Lu as an advisor to the Company until January 31, 2023. Starting from July 1, 2022, Mr. Lu will join a related party of the Company, which conducts digital lending as its main business, and take an executive position therein. The Company is grateful to Mr. Lu for his valuable contributions as chief operating officer over the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: June 17, 2022